TITANIUM GROUP LIMITED
                            4/F, BOCG INSURANCE TOWER
                    134-136 DES VOEUX ROAD CENTRAL, HONG KONG
                                 (852) 3427 3177



June 13, 2006


Mark P. Shuman, Branch Chief
Division of Corporation Finance
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         FILE NO. 333-128302

Dear Mr. Shuman:

On behalf of Titanium Group Limited, I hereby request acceleration of the effective date of the above-referenced registration statement to noon, Eastern Time, June 14, 2006, or the earliest practicable date thereafter. We had made an earlier acceleration request, but that date was not feasible as the staff was still completing its review.

In making this request, Titanium Group Limited (the "Company") acknowledges that:
   o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ KIT CHONG "JOHNNY" NG

Dr. Kit Chong "Johnny" Ng
Chairman of the Board of Directors